For Immediate Release

Nordion Provides Business and Transaction Update, Reminds Shareholders of
May 23, 2014 Proxy Voting Deadline

Ottawa, Canada, May 19, 2014 – Nordion Inc. (TSX:NDN) (NYSE:NDZ) today provided an update regarding its Sterilization Technologies business and clarifying information  in response to shareholder inquiries with respect to the status of the proposed acquisition and the deadline for submitting proxies.

The proposed acquisition by Sterigenics of all the issued and outstanding common shares of Nordion, for a cash consideration of US$12.25 (the “Arrangement”), has unanimous support of the Board of Directors (the “Board”). In addition, the two leading proxy research and advisory firms, Institutional Shareholder Services Inc. and Glass Lewis & Co., have each issued a report recommending its clients vote FOR the transaction.

The Company continues to believe it is important that shareholders be well informed when considering their voting decision. This update also provides further business clarity and transaction information, and reiterates the following important considerations for shareholders:
-	the reasons for the Board’s unanimous recommendation to vote FOR the Arrangement;

-	the Company’s view of the Cobalt-60 market and the emergence of an additional supplier;

-	the Company’s view of the Medical Isotope business and the continued lack of an alternative supply of reactor-based medical isotopes beyond 2016;

-	the fact that no new or alternative acquisition proposal has been received or offered to the Company;

-	the Company’s and Board’s views of the potential negative impact of the Arrangement not being approved by shareholders.

Recommendation to Vote FOR the Arrangement

Nordion’s board of directors has unanimously determined that the Arrangement is in the best interests of Nordion and its shareholders on the basis that, among other factors:

-	the Arrangement is the best alternative resulting from an active and extensive strategic review process that was publicly announced on January 28, 2013;

-
the Consideration of US$12.25 per share in cash, which increased from an initial consideration of US$11.75 per share, constitutes the highest offer received in connection with the strategic review process;

-
the Consideration represents certainty of value for shareholders and a significant premium of approximately 29% over the 90-day volume weighted average price of US$9.47 per Common Share on the NYSE as at March 27, 2014 and a premium of approximately 92% to the closing price of US$6.39 per Common Share on the NYSE on January 25, 2013, the last trading day immediately before the announcement of the strategic review process;

-
adjusting for the Company’s fiscal Q1 2014 reported cash and cash equivalents balance of US$319.5 million or US$5.16 per share, the cash adjusted premium to the 90-day volume weighted average price on the NYSE as at March 27, 2014 is approximately 64%;

-	the Arrangement Agreement allows the Company to respond to superior proposals up to the time of shareholder approval; and

-	the Arrangement is not subject to any financing condition.

Shareholders are reminded that votes must be received by Nordion’s transfer agent, CST Trust Company, no later than 5:00 p.m. (Eastern Time) on May 23, 2014.

Emergence of an Alternative Cobalt-60 Supplier and its Potential Impact on the

Sterilization Technologies Business

On April 24, 2014, the Company updated its Fiscal 2014 outlook to reflect that it expected the Sterilization Technologies revenues in Fiscal 2014 to increase by approximately 35% to 40%, compared with a 10% to 15% expected increase announced on March 6, 2014. The announcement of a revised outlook was made after the Company became aware that the increased Cobalt-60 (“Co-60”) requests for shipments were likely the result of another Co-60 supplier discontinuing its supply. As indicated in the Company’s Fiscal 2014 outlook update, the Company believes that this Co-60 supply will re-enter the market either directly from the actual producer of the Co-60 rather than the Co-60 supplier or via another distribution partner.

Nordion believes that the actual producer of the Co-60, who previously provided Co-60 to the discontinuing supplier, is maintaining or increasing its inventory of Co-60 and is economically motivated to sell its Co-60 directly to customers or to find another distribution partner for the sale of its Co-60. The Company has become aware that a number of its customers have been directly approached regarding the supply of Co-60 and that some of Nordion’s customers may have already ordered Co-60 from this source. The Company believes this source has the infrastructure and licenses to supply Co-60, replacing the previous supplier in whole or in part.

While Nordion cannot determine or estimate when, or to what extent, the supply of Co-60 will resume, the Company continues to believe that the current increase in requests for shipments from Nordion is likely not permanent for the reasons noted above. While Nordion’s outlook for Sterilization Technologies remains positive, the emergence of this Co-60 supplier in the market may adversely affect the Company’s Sterilization Technologies revenues.

Medical Isotopes and the Lack of an Alternative Supply Beyond 2016

Currently, the Company does not have an alternative supply of reactor-based medical isotopes, the largest and higher margin product line within Medical Isotopes, beyond 2016. The Canadian government has publicly stated that Atomic Energy of Canada Limited (“AECL”) will not produce reactor-based medical isotopes beyond 2016.

Nordion continues to explore supply alternatives to mitigate the lack of supply from AECL, however it cannot be certain that it will be able to secure an alternate source of commercial supply that is viable. If the Company is able to secure an alternative arrangement for the supply of reactor-based medical isotopes beyond 2016, such an arrangement would be associated with certain risks including significant capital expenditures, technical uncertainty with no guarantee of success, lower gross margins and commercial supply not being available before the Company’s current supply ends in 2016.

If the Company’s customers believe the Company will be unsuccessful in obtaining long term isotope supply, they may further reduce or altogether stop purchasing medical isotopes from Nordion. If the Company is unable to secure a long term supply of medical isotopes it may exit the reactor-based medical isotope segment of its business. In addition to a loss of revenue, Nordion’s cost structure following such an exit would include certain stranded costs that are currently shared between the Medical Isotopes and the Sterilization Technologies businesses thereby potentially having an adverse impact on the financial performance of the Sterilization Technologies business.

On April 24, 2014, the Company updated its Fiscal 2014 outlook to indicate that due to continued incremental demand for reactor-based medical isotopes, Nordion expected Medical Isotopes revenues to be approximately 5% higher, a 45% increase, in Fiscal 2014 than the Company’s previous Fiscal 2014 outlook announced on March 6, 2014. The Company continues to expect that the increase will not to be permanent as most of the additional orders that have been delivered by Nordion and have resulted in this increased outlook, arose from the shutdown of key reactors and processing facilities, which have since returned to service and resumed supply capability.

No Alternative Acquisition Proposal Received

On April 25, 2014, the Company received unsolicited written acquisition proposal from a third party (the “Third Party”) at a proposed price of US$12.25 per share (the “Unsolicited Proposal”). As previously disclosed, this acquisition proposal did not include fully committed financing and was subject to other conditionality.  Following the receipt of this acquisition proposal, however, Nordion and Sterigenics entered into an amendment to the Arrangement Agreement increasing the Consideration to US$12.25, a US$0.50 per share increase over the initial cash consideration of US$11.75 per share. Nordion retained Canaccord Genuity as an additional financial advisor to provide a variety of financial advisory services, including assisting Nordion in reviewing the Unsolicited Proposal.

The Arrangement Agreement does not preclude the Third Party (or any other party) from proposing or making a new Acquisition Proposal. However, since the Unsolicited Proposal, neither the Third Party nor any other party has made any new proposal or offer to the Company.

Potential Impact of the Arrangement Not Being Approved by Shareholders

If the Arrangement is not approved by shareholders, either the Company or the Purchaser may terminate the Arrangement Agreement at its option.

If the Arrangement is not completed, the market price of the shares may be materially adversely affected and there can be no assurance that the Company will be able to find a party willing to pay a price per share at least equal to the price to be paid pursuant to the terms of the Arrangement.  In addition, the Arrangement Agreement provides that if an acquisition proposal is made prior to the Meeting and this acquisition proposal is later consummated after a negative vote of shareholders with respect to the Arrangement, Nordion will be obligated, in specified circumstances, to pay a termination fee of US$12 million to Sterigenics.

Other
Nordion’s management information circular dated April 22, 2014, as supplemented on May 8, 2014,  contains important information about the Arrangement and the Meeting and is available under Nordion’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Canadian Shareholders who require assistance in voting their proxies may direct their inquiries to Nordion’s proxy solicitation agent for Canada, CST Phoenix Advisors, by toll-free telephone in North America at

1-800-332-4904 or at 1-201-806-2222 outside of North America, U.S. Shareholders who require assistance in voting their proxies may direct their inquiries to Nordion's proxy solicitation agent for the U.S., Innisfree M&A Incorporated, by toll-free telephone in North America at 1-888-750-5834, or collect at 1-212-750-5833.

About Nordion Inc.

Nordion Inc. (TSX:NDN) (NYSE:NDZ) is a global health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of medical isotopes and sterilization technologies that benefit the lives of millions of people in more than 40 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has over 400 highly skilled employees in three locations. Find out more at www.nordion.com and follow us at twitter.com/NordionInc.

CONTACTS:

MEDIA:
Nordion
Shelley Maclean
(613) 592-3400 x 2414
Shelley.Maclean@nordion.com

INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@nordion.com

SOURCE: Nordion

Caution Concerning Forward-Looking Statements
This release contains forward-looking statements, within the meaning of certain securities laws, including under applicable Canadian securities laws and the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements relating to our expectations with respect to: the timing and outcome of the proposed acquisition by Sterigenics of all of the outstanding common shares of Nordion; the anticipated benefits of the transaction to the parties and their respective security holders; the timing and anticipated receipt of required regulatory, court and security holder approvals for the transaction; the timing and anticipated enactment of Nordion and Theratronics Divestiture Authorization Act; Sterigenics’ ability to complete its financing; the ability of the parties to satisfy the other conditions to, and to complete, the transaction; the anticipated timing of the annual and special meeting of Nordion shareholders to consider the transaction and for the closing of the transaction; the Company’s fiscal 2014 outlook; the Company’s outlook on Sterilization Technologies and the supply dynamics of Cobalt-60; the Company’s supply and demand of reactor-based medical isotopes; and more generally statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “will”, “could”, “should”, “would”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “project”, “expect”, “intend”, “indicate”, “forecast”, “objective”, “optimistic”, and similar words and expressions are also intended to identify forward-looking statements. In respect of the forward-looking statements and information concerning the anticipated benefits and completion of the proposed transaction and the anticipated timing for the completion of the transaction, Nordion and Sterigenics have provided such statements and information in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the time required to prepare and mail security holder meeting materials; the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory, court and shareholder approvals; the timing and anticipated enactment of the proposed amendments to the Nordion and Theratronics Divestiture Authorization Act; the ability of the parties to satisfy, in a timely manner, the other conditions of the closing of the transaction; and other assumptions and expectations concerning the transaction. There can be no assurance that the proposed transaction will occur, or that it will occur on the terms and conditions contemplated in this news release. The proposed transaction could be modified, restructured or terminated. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release.

Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances, but which are inherently subject to significant business, political, economic, regulatory and competitive uncertainties and contingencies. Readers are cautioned that the foregoing list of factors is not exhaustive. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Accordingly, this release is subject to the disclaimer and qualified by the assumptions, qualifications and risk factors referred to in our 2013 Annual Information Form (AIF) and our 2014 Management Information Circular, and our success in anticipating and managing those risks. Our 2013 AIF, 2014 Management Information Circular, and our other filings with the Canadian provincial securities commissions and the US Securities and Exchange Commission are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on Nordion’s website at www.nordion.com. We caution readers not to place undue reliance on the Company’s forward-looking statements, as a number of factors could cause our actual results, performance or achievements to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.